Frascona, Joiner, Goodman and Greenstein, P.C.

4750 Table Mesa Drive

Boulder, CO 80305

Ph: (303) 494-3000

Fax: (303-494-6309

May 18, 2010

Dana M. Hartz

Staff Accountant

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E., Stop 7010

Washington, D.C. 20549

Re:

Beijing Century Health Medical, Inc. (fka Super Luck, Inc.)

Item 4.01 Form 8-K

Filed April 12, 2010

File No. 0-51817

Dear Ms. Hartz:

Please be advised that our law firm serves as legal counsel to Beijing Century Health Medical, Inc., a Delaware corporation (the “Company”).

This letter is in regards to your comment letter dated May 11, 2010 (the “Comment Letter”).   The Company is in receipt of the Comment Letter.  The Company is currently in the process of responding to separate comments issued by the Securities and Exchange Commission relating to the Company’s Form 10-K for the fiscal year ended November 30, 2009 and Form 10-Q for the fiscal period ended February 28, 2010.  The resolution of the aforementioned comments will influence the Company’s responses to the comments issued in your comment letter dated May 12, 2010.  As such, the Company is unable to meet the filing deadline set forth in your Comment Letter.  The Company anticipates that it will be able to respond to the comments on or before June 1, 2010.  Accordingly, on behalf of the Company, we respectfully request an additional extension until June 1, 2010 in which to submit the Company’s responses to the Comment Letter.  Your understanding with this matter is greatly appreciated.

Thank you for your time and assistance with this matter.  Please feel free to contact me if you have any questions regarding the foregoing.

FRASCONA JOINER GOODMAN AND GREENSTEIN, P.C.

By: /s/ Gary S. Joiner, Esq.

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